UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Brookfield Infrastructure Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
Brookfield Place, 250 Vesey Street, New York, NY 10281-1023
Telephone Number (including area code):	(855) 777-8001
Name and address of agent for service of process:	CSC-Lawyers Incorporating Service Company
7 St. Paul Street, Suite 820, Baltimore, Maryland 21202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☐  NO ☒

Item 1.	Exact name of registrant.

Brookfield Infrastructure Income Fund, Inc.

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

State of organization: Maryland

Date of organization: November 17, 2022

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The registrant is a corporation.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The registrant is a management company.

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

The registrant is a closed-end company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The registrant is registering as a non-diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

181 Bay Street, P.O. Box 762

Toronto, ON

M5J 2T3

Brookfield Public Securities Group LLC

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

The address of each officer and director identified below is:

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

Brian F. Hurley	President, Treasurer and Sole Director
Craig Ruckman	Secretary

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Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

NOT APPLICABLE.

(b)	state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE.

(c)	state the name and address of each trustee and each custodian of registrant.

NOT APPLICABLE.

Item 9.

(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

NOT APPLICABLE.

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

NOT APPLICABLE.

Item 10.	State the current value of registrant’s total assets.

$0

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

NOT APPLICABLE.

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and State of New York, on the 5th day of April, 2023.

Brookfield Infrastructure Income Fund, Inc.

By:	/s/ Brian F. Hurley
Name: Brian F. Hurley
Title: President and Treasurer

Attest:	/s/ Craig Ruckman
Name: Craig Ruckman
Title: Secretary

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